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                                                                       EXHIBIT 5

                [BANCBOSTON ROBERTSON STEPHENS INC. LETTERHEAD]

                                  July 1, 1999

Board of Directors
ADFlex Solutions, Inc.
2001 W. Chandler Boulevard
Chandler, Arizona

Members of the Board:

     We understand that ADFlex Solutions, Inc. (the "Company"), Innovex, Inc. ("Acquiror") and Innovex Acquisition Corp. (a wholly owned subsidiary of Acquiror, "Merger Sub") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") which will provide, among other things, for the Offer and the Merger (as such terms are defined below). Under the terms, and subject to the conditions, set forth in a draft of the Agreement dated June 30, 1999 (the "Draft Agreement"), (i) Merger Sub will commence a tender offer (the "Offer") to purchase all of the outstanding shares of common stock of the Company, par value $0.01 per share ("Company Common Stock") at a price of $3.80 per share, net to the seller in cash, and (ii) following the Offer, Merger Sub will be merged with and into the Company (the "Merger"). Pursuant to the Merger, the Company will become a wholly owned subsidiary of Acquiror and each share of Company Common Stock (other than shares of Company Common Stock held in treasury or owned by Acquiror or any of its subsidiaries or as to which dissenters' rights have been properly exercised ("Dissenting Shares")) shall be converted into the right to receive $3.80 in cash or any higher price paid for each Share in the Offer, without interest. The terms and conditions of the Offer and the Merger are set out more fully in the Agreement.

     You have asked us whether, in our opinion, the cash consideration to be paid in the Offer and the Merger is fair from a financial point of view and as of the date hereof to the "Holders of Company Common Stock". The "Holders of Company Common Stock" shall be defined as all holders of Company Common Stock other than Acquiror, Merger Sub, any affiliates of Acquiror or Merger Sub or any holders of Dissenting Shares.

     For purposes of this opinion we have, among other things:

          (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the Company's management;

          (iii) reviewed certain financial forecasts and other forward looking financial information prepared by the Company's management;

          (iv) reviewed with Company's management the publicly available consensus estimates of research analysts on the Company's future financial performance;

          (v) held discussions with the management of the Company concerning the business, past and current operations, financing needs, financial condition and future prospects of the Company;

          (vi) reviewed the financial terms and conditions set forth in the Draft Agreement;

          (vii) reviewed the stock price and trading history of the Company;

          (viii) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable with the Company;
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Board of Directors
ADFlex Solutions, Inc.
July 1, 1999
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          (ix) compared the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

          (x) prepared a discounted cash flow analysis of the Company;

          (xi) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors, and

          (xii) made such other studies and inquiries, and took into account such other matter as we deemed relevant, including our assessment of general economic, market and monetary conditions.

     In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by Company management) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. Except as set forth below, we have relied upon the assurances of Company management that it is not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for the Company prepared by research analysts that we have reviewed, upon the advice of the Company's management, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. The Company's management has informed us that management's forecasts and projections for the Company are currently out of date and that it would be impractical to update the information. As a result, we have not relied on the financial forecasts and projections of the Company's management for any of our analyses. We have assumed that the Offer and the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof. In addition, we have assumed that the historical financial statements of the Company reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have also assumed that the amount of the cash consideration to be paid in the Offer and the Merger will not be reduced as a result of indemnification or other provisions of the Draft Agreement. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

     This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Holders of Company Common Stock of the cash consideration to be paid in the Offer and the Merger. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Offer and the Merger or (ii) any tax or other consequences that might result from the Offer and the Merger. Our opinion does not address the relative merits of the Offer and the Merger and the other business strategies that the Company's Board of Directors has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the Offer and the Merger.

     We are acting as financial advisor to the Company in connection with the Offer and the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the
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Board of Directors
ADFlex Solutions, Inc.
July 1, 1999
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consummation of the Offer and the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past we acted as lead manager in the Company's initial public offering as well as lead manager in the secondary offering. We maintain a market in the shares of Company Common Stock. In the ordinary course of business, we may trade in the Company's securities and Acquiror's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in the Company's securities or Acquiror's securities.

     BankBoston N.A., an affiliate of BancBoston Robertson Stephens Inc., is the Company's primary lender. As of June 25, 1999, the Company's principal amount of indebtedness to BankBoston N.A. was approximately $33.8 million (the "BankBoston Indebtedness"). The Company is in covenant default with respect to the BankBoston Indebtedness and has been in such covenant default since the first quarter of 1999. Pursuant to the agreements entered into in connection with the BankBoston Indebtedness (the "Loan Documents"), BankBoston N.A., on behalf of the lender group, has the ability to immediately accelerate and demand payment of the BankBoston Indebtedness. In May 1999, the Company requested that BankBoston N.A., on behalf of the lender group, enter into a forbearance agreement with respect to the BankBoston Indebtedness. In June, 1999, BankBoston N.A. refused this request. Although BankBoston N.A. has not accelerated or demanded payment of the BankBoston Indebtedness, BankBoston N.A. has reserved its rights to take any actions and to seek any remedies available to it under the Loan Documents. If the Offer and Merger are consummated as contemplated in the Draft Agreement, we understand that Acquiror intends to repay the BankBoston Indebtedness in its entirety and BankBoston N.A. may receive certain additional fees related to the prepayment of the BankBoston Indebtedness. The Board of Directors of the Company understands that BankBoston N.A. will benefit from the consummation of the Offer and the Merger and the repayment of the BankBoston Indebtedness.

     Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Offer and the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company whether or not to tender his/her shares of Company Common Stock in the Offer or, if required, how to vote, or whether or not to take any other action, with respect to Offer or the Merger. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

     Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the cash consideration to be paid in the Offer and the Merger is fair to the Holders of Company Common Stock from a financial point of view.

                                          Very truly yours,

                                          BANCBOSTON ROBERTSON STEPHENS INC.

                                          /s/ BANCBOSTON ROBERTSON STEPHENS INC.